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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             IMPAX LABORATORIES INC.
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                                (Name of Issuer)

                  (formerly Global Pharmaceutical Corporation)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                   45256B 10 1
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                                 (CUSIP Number)

                             LAURIE A. MILLER, ESQ.
                           LAW OFFICE OF LAURIE MILLER
                              3542 OAK KNOLL DRIVE
                             REDWOOD CITY, CA 94062
                                 (650) 361-8141
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 14, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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_______________________________________________________________________________

CUSIP No.  45256B 10 1           SCHEDULE 13D              Page 1 of 1 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                JOHN (SHU SHEN) HSIAO
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                SC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       1,658,800 shares of Common Stock (See Item 5)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0 shares of Common Stock (See Item 5)
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       1,658,800 shares of Common Stock (See Item 5)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0 shares of Common Stock (See Item 5)
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,658,800 shares of Common Stock (See Item 5)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.6%** of Common Stock  (See Item 5)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(**) Includes warrants convertible into 266,864 shares of common stock.






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                                  SCHEDULE 13D
                          FILED PURSUANT TO RULE 13D-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

         Effective December 14, 1999, Impax Pharmaceuticals, Inc., a California corporation ("Impax"), merged with and into Global Pharmaceutical Corporation, a Delaware corporation ("Global"), and in connection therewith, Global changed its name to Impax Laboratories, Inc. ("Issuer"). The purpose of this Schedule 13D is to report that, as a result of the merger, the "Reporting Person" owns 6.6% percent of the Common Stock, $.01 par value (the "Common Stock"), of the Issuer.

         Responses to each item below are incorporated by reference into each other item, as applicable.

Item 1.  Security and Issuer.

         This Schedule 13D relates to Common Stock of the Issuer. The address of the Issuer's principal executive office is 30831 Huntwood Avenue, Hayward, CA 94544.

Item 2.  Identity and Background.

         This statement is being filed by John (Shu Shen) Hsiao ("Hsiao", or the "Reporting Person").

         The information required by this Item for the Reporting Person is set forth in Appendix 1 hereto.

         During the last five years prior to the date of this filing, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Global and Impax entered into an Agreement and Plan of Merger, dated as of July 26, 1999 ("Merger Agreement"), pursuant to which Impax would merge into Global, with Global being the surviving corporation. The merger of Impax into Global was consummated on December 14, 1999.

         The Issuer's corporate existence was not affected by the Merger, but its certificate of incorporation was amended to increase the number of shares of Common Stock Issuer is authorized to issue and to change the name of the combined company to Impax Laboratories, Inc.

         Effective with the Merger, the following shares and all rights with respect to those shares were converted into capital stock of the Issuer as described below:

         Each outstanding share of Impax common stock, Series A preferred stock and Series B preferred stock was converted into 3.3358 shares of Issuer Common Stock;

         Each outstanding share of Impax Series C Preferred Stock was converted into 5.849 shares of the Issuer's Common Stock;

         Every 20 outstanding shares of Impax Series D Preferred Stock was converted into one share of Issuer's Series 1-B Preferred Stock;

         Each outstanding share of Global Series C Preferred Stock was converted into 50 shares of Issuer Common Stock; and

         Each outstanding share of Global Series D Preferred Stock was converted into one share of Issuer's Series 1-A Preferred Stock.


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         Hsiao was the record and beneficial owner of (i) 217,272 shares of
Impax Common Stock, (ii) 200,000 shares of Series A Preferred Stock of Impax, and (iii) a Warrant to purchase 80,000 shares of Impax Common Stock. Consequently, as a result of the Merger, Hsiao became the record and beneficial owner of (i) 1,391,936 shares of Issuer Common Stock and (ii) a Warrant to purchase 266,864 shares of Issuer Common Stock.

Item 4.  Purpose of Transaction.

a) The shares of Common Stock of Issuer of which the Reporting Person is the record and beneficial owner were acquired for, and are being held for, investment purposes. Hsiao may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors.

         Except as set forth above, Hsiao does not have any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

b) The Reporting Person has no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

c) Hsiao has no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

d) The Reporting Person has no plans or proposals which relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

         In connection with the merger and as contemplated by the Merger Agreement, the directors of the Issuer were designated as follows: three individuals specifically named in the Merger Agreement, two persons selected by Global's board of directors, three persons selected by Impax's board of directors and two persons mutually selected by the boards of Global and Impax. In addition, pursuant to the Merger Agreement and Stockholders' Agreement (attached as Exhibit G thereto), dated as of December 14, 1999, among Global and certain stockholder signatories thereto, of which Hsiao is a signatory (the "Stockholders' Agreement"; see Exhibit 3 hereto, which is incorporated herein by reference), certain stockholders have agreed to vote certain of their shares in favor of the election of certain directors and the appointment of certain board observers, for a period ending on December 14, 2002.

         Hsiao has no plans or proposals, except as set forth above, which relate to or would result in any other changes in the board of directors or management of the Issuer, or which relate to or would result in: (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

         Hsiao retains the right to change his investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of Issuer's preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by him in any manner permitted by law. In the event of a material change in the present plans or intentions of Hsiao, Hsiao will amend this Schedule 13D to reflect such change, to the extent required by law.

Item 5.  Interest in Securities of the Issuer.

a) As a result of the Merger, Hsiao acquired (i) 1,391,936 shares of Issuer Common Stock, and (ii) a Warrant to purchase 266,864 shares of Issuer Common Stock.

         As of December 22, 1999, Hsiao may be deemed to own beneficially 6.6% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon 24,807,147 shares of Common Stock reported outstanding by the Issuer as of December 14, 1999. The percentage is calculated by dividing 1,658,800 shares beneficially owned by 25,074,011 (which is the sum of 24,807,147 and 266,864).



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b) The information required by this paragraph is reflected on Lines 7-10, incorporated herein by reference. The information required by Item 2 of this Schedule for the Reporting Person is set forth in Appendix 1 hereto.

c) Except as disclosed in Item 3, the Reporting Person has not effected any transactions in the Common Stock during the last 60 days.

d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

         Hsiao acquired his shares of Common Stock of the Issuer pursuant to the Merger Agreement.

         Pursuant to the Merger Agreement and the Stockholders' Agreement, certain stockholders have agreed to vote certain of their shares in favor of the election of certain directors and the appointment of certain board observers, for a period of time ending on December 14, 2002.

         Pursuant to an Escrow Agreement, dated as of December 14, 1999, between Global, the former Impax shareholders, Charles Hsiao and Larry Hsu as the Seller Stockholders' Agent (as defined therein) and Continental Stock Transfer & Trust Company (the "Escrow Agent") (see Exhibit 4 hereto, which is incorporated herein by reference), the Impax shareholders agreed to place 10% of the Issuer's stock they were to receive pursuant to the Merger Agreement into an escrow fund administered by the Escrow Agent. The escrow fund would be available, if necessary, to indemnify Global pursuant to the indemnification provisions of the Merger Agreement. The Escrow Agreement provides for the release of the shares constituting the escrow fund eighteen months after the date of the agreement.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 - Agreement and Plan of Merger dated as of July 26, 1999 by and between Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc. (incorporated by reference to Annex A to the Joint Proxy Statement/Prospectus of Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc., filed on November 9, 1999 under SEC File No. 333-90599).

Exhibit 2 - Certificate of Amendment of Restated Certificate of Incorporation of Global Pharmaceutical Corporation, as filed with the Delaware Secretary of State on December 14, 1999 (incorporated by reference to Annex E to the Joint Proxy Statement/Prospectus of Global, filed on November 9, 1999 under SEC File No. 333-90599).

Exhibit 3 - Stockholders' Agreement, dated as of December 14, 1999, among Global Pharmaceutical Corporation and certain stockholder signatories thereto (incorporated by reference to Exhibit 9.1 to the Registration Statement on Form S-4 filed by Global Pharmaceutical Corporation on November 9, 1999, under SEC File No. 333-90599).

Exhibit 4 - Escrow Agreement, dated as of December 14, 1999, among Global, the Impax shareholders, Charles Hsiao and Larry Hsu, in the capacity of the Seller Stockholders' Agent, and Continental Stock Transfer & Trust Company, in the capacity of Escrow Agent (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by Global Pharmaceutical Corporation on November 9, 1999, under SEC File No. 333-90599).

Appendix 1 - Address, Organization and Principal Business of Each Reporting Person Required by Item 2.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 1999



                                                       /s/ John (Shu Shen) Hsiao
                                                       -------------------------
                                                       John (Shu Shen) Hsiao


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                                   APPENDIX 1

         ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF THE REPORTING PERSON REQUIRED BY ITEM 2 AND OTHER PERSONS REQUIRED BY ITEM 5

REPORTING PERSON               PRINCIPAL BUSINESS             PLACE OF ORGANIZATION          PRINCIPAL
                               AND OFFICE                                                    OCCUPATION
John (Shu Shen) Hsiao          30831 Huntwood Avenue          United States                  Scientist
                               Hayward
                               CA 94544


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